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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




 (Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EX-CHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1999

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                  to
                               ----------------    ---------------------

                          Commission file number 1-8207
                                                 ------

Full title of the plan and the address of the plan, if different from that of the issuer named below:

         The Home Depot FutureBuilder for Puerto Rico
--------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     The Home Depot, Inc., 2455 Paces Ferry Road, NW, Atlanta, GA 30339
--------------------------------------------------------------------------------


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                                   SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    The Home Depot FutureBuilder for Puerto Rico




Date:  June 27, 2000
            --

                                    /s/ Lawrence A. Smith
                                    ----------------------
                                    By:  Lawrence A. Smith
                                    Member, Administrative Committee


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                                 THE HOME DEPOT
                          FUTUREBUILDER FOR PUERTO RICO

         FINANCIAL INFORMATION FOR THE PLAN YEAR ENDING DECEMBER 31, 1999


1. Current value of Plan assets and liabilities at the beginning and end of the plan year.




                                                           ASSETS

                                                             BEGINNING OF YEAR                  END OF YEAR
Total assets                                                     13,876                           151,448
Total liabilities                                                     0                                20
Net assets                                                       13,876                           151,428


2. Plan Income, expenses and changes in net assets for the Plan.


                                                           INCOME

Employer contributions                                                                             37,233
Employee contributions                                                                             51,829
Earnings from investments                                                                          49,612
(interest, dividends, rents, royalties)
Total income                                                                                      138,674


                                                          EXPENSES

Total distribution of benefits and payments to                                                        550
provide benefits
Other expense                                                                                         552
Total expenses                                                                                      1,102
Net income                                                                                        137,572
